United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Citrix Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-27084	75-2275152
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

851 West Cypress Creek Road Fort Lauderdale, Florida	33309
(Address of principal executive offices)	(Zip Code)

Antonio G. Gomes

Senior Vice President and General Counsel

Citrix Systems, Inc.

15 Network Drive

Burlington, Massachusetts 01803

(781) 203-4500

With a Copy To:

Michael R. Littenberg

Ropes and Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 596-9000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on our website at http://www.citrix.com/content/dam/citrix/en_us/documents/about/conflict-minerals-report.pdf. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten and gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Citrix Systems, Inc.

By:	/s/ Antonio G. Gomes		Dated: May 31, 2018
	Name:	Antonio G. Gomes
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2017.